Filed pursuant to Rule 433
Dated May 11, 2010

Relating to
Pricing Supplement No. 391 dated May 11, 2010 to
Registration Statement No. 333-156423

Global Medium-Term Notes, Series F

Floating Rate Senior Notes Due 2013

Issuer:	Morgan Stanley
Principal Amount:	$1,750,000,000
Maturity Date:	May 14, 2013
Trade Date:	May 11, 2010
Original Issue Date (Settlement):	May 14, 2010
Interest Accrual Date:	May 14, 2010
Issue Price (Price to Public):	100%
Agents’ Commission:	0.25%
All-in Price:	99.75%
Net Proceeds to Issuer:	$1,745,625,000
Base Rate:	LIBOR Reuters LIBOR01
Spread (Plus or Minus):	Plus 2.50%
Index Maturity:	Three months
Index Currency:	U.S. Dollars
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each May 14, August 14, November 14 and February 14, commencing August 14, 2010
Day Count Convention:	Actual/360
Initial Interest Rate:	Base Rate plus 2.50%
Initial Interest Reset Date:	August 14, 2010
Interest Reset Dates:	Each Interest Payment Date
Interest Reset Period:	Quarterly
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61747YCQ6
ISIN:	US61747YCQ61
Issuer Ratings:	A2 (Moody’s) / A (Standard & Poor’s) / A (Fitch) / A+ (R&I) / A (high) (DBRS) (Negative / Negative / Stable / Negative / Negative)
Agents:
Morgan Stanley & Co. Incorporated (“MS & Co.”) and such other agents as shall be named in the above-referenced Pricing Supplement.  MS & Co. is our wholly-owned subsidiary. MS & Co. will therefore conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated December 23, 2008
Prospectus Dated December 23, 2008